Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations                   For Media:
2505 Meadowvale Blvd                                Dan Budwick
Mississauga, ON, Canada L5N 5S2                     BMC Communications
tel: (905) 817-2004  fax: (905) 569-9231            Ph: 212.477.9007 x14
www.vasogen.com / investor@vasogen.com              daniel@bmccommunications.com


--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE


      Vasogen's Celacade(TM) Shown to Significantly Reduce Time in Hospital
                    in Prime Heart Failure Target Population

               - New Data from the ACCLAIM Trial Presented at the
                   Heart Failure Society of America Meeting -

          - Preparations Underway for FDA Meeting to Discuss Plans for
                         Regulatory Submission in U.S. -

Mississauga, Ontario (September 13, 2006) - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, today announced that new data from the 2,400-patient ACCLAIM trial of Celacade in chronic heart failure, showed that the average days spent in hospital for cardiovascular cause was reduced by 32% in a prime heart failure target population, consisting of New York Heart Association (NYHA) Class II-IV non-ischemic cardiomyopathy patients, characterized as having no prior history of heart attack, and Class II patients with ischemic heart failure (n=1,305 patients, p=0.013). The results were presented today by Guillermo Torre-Amione MD, PhD, at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington. Chronic heart failure is estimated to cost the healthcare system $25 billion annually in the U.S., and recurring hospitalizations are the major cost driver.

"The ability of Celacade to significantly reduce time in hospital, in conjunction with reducing the risk of death or cardiovascular hospitalization for this important group of heart failure patients, underscores the robustness and consistency of the ACCLAIM data," stated Dr. Torre-Amione, Medical Director, Heart Transplant Program, Methodist DeBakey Heart Center at The Methodist Hospital, and Principal Investigator for the U.S. arm of the ACCLAIM trial. "The need for repeated hospitalizations remains a persistent problem for heart failure patients, resulting in reduced quality of life and a major drain on healthcare resources. A therapy that not only reduces the risk of death or first cardiovascular hospitalization, but also reduces the total days spent in hospital by a similar magnitude, would be a welcome addition to the standard of care."

As presented by Dr. Torre-Amione today, a combined analysis of NYHA Class II-IV non-ischemic cardiomyopathy patients, characterized as having no prior history of heart attack, as well as Class II patients with ischemic etiology, demonstrated a 31% reduction in the risk of death or first cardiovascular hospitalization in the Celacade group compared to placebo (n=1,305 patients, 391 events, p=0.0003). New data presented today showed that, in these patients, Celacade also reduced total days in hospital for cardiovascular cause by 32% (n= 1,305 patients, p=0.013).

A combined analysis based on pre-specified subgroups, which excluded only those patients in NYHA Class III/IV with a left-ventricular ejection fraction equal to or below the median (LVEF=23%) and a prior history of heart attack, showed that Celacade reduced the risk of death or first cardiovascular hospitalization by 21%

                                     -more-

                                                   ...page 2, September 13, 2006

(n=1,746 patients, 560 events, p=0.005). This finding, comprising 72% of the patients in the ACCLAIM study, demonstrates the consistency of Celacade's therapeutic effect in patients who have not progressed to late-stage disease. Based on the mortality and morbidity in this population, these patients are expected to form the target market for commercialization of Celacade in the European Union.

"The data from the ACCLAIM trial highlight the considerable commercial potential of Celacade in the treatment of a majority of chronic heart failure patients," stated David Elsley, President and CEO of Vasogen. "In light of the positive findings from ACCLAIM, preparations are now underway for a meeting with the FDA to discuss plans for regulatory submission of Celacade for approval in the United States. We are also making important progress in discussions with prospective marketing partners to support commercialization of Celacade in the European Union for the largest and fastest growing segment of the heart failure market."

Consistent with the impact of Celacade on the risk of mortality and morbidity in a majority of patients in the ACCLAIM trial was the finding of a significant improvement in quality of life (as measured by the Minnesota Living with Heart Failure Questionnaire) for the intent-to-treat study population (p=0.04). Celacade was also shown to be safe and well tolerated, and there were no significant between-group differences for any serious adverse events.

"Hospitalization remains the major cost associated with the ongoing care of chronic heart failure patients, and the new data presented today provide further evidence to support reimbursement and the adoption of Celacade into the standard of care in heart failure," said Dr. James Young, Chairman, The Cleveland Clinic Foundation, Medical Director, Kaufman Center for Heart Failure, and Chairman of the Steering Committee for the ACCLAIM trial. "Importantly, our overall findings clearly indicate that Celacade provided a significant risk reduction for a majority of the patient population in the ACCLAIM trial, excluding only those with advanced left-ventricular dysfunction and a history of cardiac damage due to heart attack - disease that is likely irreversible. We are looking forward to a meeting with the FDA to discuss plans for a formal application for regulatory approval of Celacade."

About the ACCLAIM Trial
The double blind, placebo-controlled ACCLAIM trial studied 2,408 subjects with chronic heart failure at 175 clinical centers in seven countries. ACCLAIM was designed to assess the ability of Celacade to reduce the risk of death or first cardiovascular hospitalization. Patients included in the study had New York Heart Association (NYHA) Class II, III, or IV heart failure with a left-ventricular ejection fraction (LVEF) of 30% or less and had been hospitalized or received intravenous drug therapy for heart failure within the previous 12 months, or had NYHA Class III/IV heart failure with a LVEF of less than 25%.

Patients in the ACCLAIM trial were receiving optimal standard-of-care therapy for heart failure, which at baseline included diuretics (94%), ACE-inhibitors (94%), beta blockers (87%), automatic implantable cardioverter defibrillators (26%), and use of cardiac resynchronization therapy (10.5%). The placebo (n=1,204 patients) and Celacade (n=1,204 patients) groups were well balanced for all important baseline characteristics, including demographics, LVEF, NYHA classification, concomitant medical conditions, medications, and device therapies.

The difference in time to death or first cardiovascular hospitalization (the primary endpoint) for the intent-to-treat study population was not statistically significant; however, the risk reduction directionally favoured the Celacade group.


                                     -more-

                                                   ...page 3, September 13, 2006

About Chronic Heart Failure
Chronic inflammation is now well recognized as an underlying mechanism contributing to the development and progression of heart failure. Chronic heart failure is a debilitating condition in which the heart's ability to pump blood throughout the body is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and in premature death.

About the Chronic Heart Failure Market
In North America and Europe, chronic heart failure affects approximately twelve million people, thirty three percent of whom have non-ischemic etiology. At any one time, approximately 4.4 million of these patients are in the NYHA Class II stage of disease and 2.4 million patients are NYHA Class III.

In the U.S. alone, the cost of medical care, primarily resulting from hospitalization, is estimated to exceed $25 billion annually and the condition is associated with more than 600,000 deaths each year. Currently, there are no approved therapies that target the chronic inflammation underlying chronic heart failure.

About Vasogen
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The recently completed international 2,400-patient ACCLAIM trial assessed the impact of the Celacade technology on reducing the risk of mortality and morbidity in patients with advanced heart failure. Results for the ACCLAIM study were presented at the World Congress of Cardiology 2006, in Barcelona, Spain, and at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory and neuro-vascular disorders. VP025, which is entering phase II clinical development, is the lead product candidate from this new class of drugs.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade, statements concerning our partnering activities and health regulatory submission, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. A number of assumptions were made by us in the preparation of these forward-looking statements, including assumptions about the nature of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, including the convertible notes we issued in October 2005, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 40-F for the year ended November 30, 2005, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.

                                       ###